Exhibit 7.1

Ratio of earnings to fixed charges

(Millions of Euros)	Year end December 31,
	2016		2015		2014		2013		2012
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
IFRS:

FIXED CHARGES:
Fixed charges and preferred stock dividends	23,832	12,106	24,123	12,360	24,799	11,953	25,162	10,499	28,466	11,903
Preferred dividends	52	52	103	103	126	126	112	112	132	132
Fixed charges	23,780	12,054	24,020	12,257	24,673	11,827	25,050	10,387	28,334	11,771

EARNINGS:
Income from continuing operations before taxes and extraordinary items	10,768	10,768	9,547	9,547	10,679	10,679	7,378	7,378	3,565	3,565
Less: Earnings from associated companies	139	139	148	148	65	65	197	197	427	427
Fixed charges	23,780	12,054	24,020	12,257	24,673	11,827	25,050	10,387	28,334	11,771
Total earnings	34,409	22,682	33,419	21,656	35,287	22,441	32,231	17,568	31,472	14,909

Ratio of earnings to fixed charges	1.45	1.88	1.39	1.77	1.43	1.90	1.29	1.69	1.11	1.27
Ratio of earnings to combined fixed charges and preferred stock dividends	1.44	1.87	1.39	1.75	1.42	1.88	1.28	1.67	1.11	1.25